SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)*

                              FASHIONMALL.COM INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   31186K 10 6
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                                 (CUSIP Number)

                              Kenneth H. Gold, Esq.
                              Miro Weiner & Kramer
                             500 N. Woodward Avenue
                        Bloomfield Hills, Michigan 48304
                                 (248) 258-1205
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 March 26, 2000
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |X| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31186K 10 6             SCHEDULE 13G                 Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      TRG NET INVESTORS LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America (Delaware)
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                  5     SOLE VOTING POWER

                        824,084
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              824,084
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      824,084
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |X|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.9%
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12    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


Items 1(a) and 1(b).    NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL
                        EXECUTIVE OFFICES:

            Fashionmall.com, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 575 Madison Avenue, New York, New York 10022.

Item 2(a).              NAME OF PERSON FILING:

            TRG Net Investors LLC

Item 2(b).              ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            200 East Long Lake Road, Bloomfield Hills, Michigan 48304

Item 2(c).              CITIZENSHIP:

            Delaware limited liability company

Item 2(d).              TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.01 per share

Item 2(e).              CUSIP NUMBER:

            31186K 10 6

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            (a) ___ Broker or dealer registered under Section 15 of the Exchange Act,

            (b) ___  Bank as defined in Section 3 (a) (6) of the Exchange Act,

            (c) ___ Insurance company as defined in Section 3(a) (19) of the Exchange Act,

            (d) ___ Investment company registered under Section 8 of the Investment Company Act,

            (e) ___  An investment adviser in accordance with Rule 13d-1(b)(1)
                     (ii)(E),

            (f) ___ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

            (g) ___ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G),

            (h) ___ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

                                                               Page 4 of 5 Pages


            (i) ___ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

            (j) ___  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Items 4(a),(b) OWNERSHIP.

(c).

            The information contained in Rows 1 and 5-11 on the cover pages of This Schedule is hereby incorporated by reference.

            On April 22, 1999, TRG Net Investors LLC (the "Company") purchased a membership interest in the Issuer's predecessor limited liability company which was converted into 824,084 shares of the Issuer's Class A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") upon the Issuer's initial public offering on May 26, 1999. The Preferred Stock is in turn convertible, in whole or in part, into an equal number of shares of the Issuer's Common Stock, par value $.01 per share (the "Common Stock")for a one year period beginning on May 26, 2000. Also on April 22, 1999, the Company purchased a warrant to acquire 924,898 shares (the "Warrant Shares")of the Common Stock at a price of $11.00 per share, which may be exercised for a 60 day period beginning on May 26, 2000.

            The amount listed in Rows 5, 7, and 9 of the cover page does not include the Warrant Shares, and the Company disclaims any beneficial ownership of the Warrants.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

                                                               Page 5 of 5 Pages


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10.    CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              TRG Net Investors LLC, a Delaware limited
                                            liability company


                                        By:  /s/ Esther R. Blum
                                             -----------------------------------
                                             Esther R. Blum,
                                             Senior Vice President

                                             April 4, 2000
                                             -----------------------------------
                                                 (Date)